UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2010

Commission File No. 0-29208

RTN STEALTH SOFTWARE INC.

Registrant's Name

1250 West Hastings Street, Vancouver, B.C., V6E 2M4

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information

99.2

Form 51-101F2 – Report on Reserves Data

99.3

Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure

99.4

News Release dated May 17, 2010

99.5

Interim unaudited financial statements for the three months ended March 31, 2010

99.6

Management’s Discussion & Analysis for the three months ended March 31, 2010

99.7

Form 52-109FV2 - CEO Certification

99.8

Form 52-109FV2 - CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTN STEALTH SOFTWARE INC.

(Registrant)

By

/s/ Lucky Janda

Lucky Janda,

President and CEO

Date     June 3, 2010